EVALUATION REPORT SHELL CREEK PROPERTY WERNECKE MOUNTAINS DAWSON MINING DISTRICT YUKON, CANADA FOR LOGAN RESOURCES LTD.

Peter T. George, P. Geo., Consulting Geologist Hamilton, Ontario, Canada December 8, 2005

Peter T. George, P.Geo., Consulting Geologist

TABLE OF CONTENTS
Page
SUMMARY	i
1.0 INTRODUCTION	1-1
1.1 General	1-1
1.2 Terms of Reference	1-1
1.3 Sources of Information	1-1
1.4 Site Visit	1-2
1.5 Units of Measurement and Currency	1-2
1.6 Reliance on Other Experts	1-2
2.0 PROPERTY DESCRIPTION AND LOCATION	2-1
2.1 Property Description	2-1
2.2 Property Location	2-1
2.3 Property Obligations	2-1
3.0 ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, PHYSIOGRAPHY	3-1
3.1 Access	3-1
3.2 Climate and Physiography	3-1
3.3 Local Resources and Infrastructure	3-1
4.0 PROJECT HISTORY	4-1
5.0 GEOLOGICAL SETTING	5-1
5.1 Regional Geological Setting	5-1
5.2 Property Geology	5-3
5.3 Mineralization on Property	5-3
5.4 Deposit Types	5-4
5.4.1 Exploration Targets	5-4
5.4.2 Deposit Models	5-4
6.0 EXPLORATION	6-1
6.1 Historical Exploration on the Project	6-1
6.2 Current Exploration (2005) on the Project	6-1
6.2.1 Geological Surveys	6-1
6.2.2 Geophysical Surveys	6-1
6.2.2.1 Aeromagnetic Survey	6-1
6.2.2.2 Induced Polarization Survey	6-1
6.2.2.3 Gravity Survey	6-2
6.2.3 Geochemical Surveys	6-2
6.2.3.1 Sampling Methods and Approach	6-2
6.2.3.2 Sampling Preparation, Analysis and Security	6-2
6.2.3.3 Data Verification, Quality Control and Quality Assurance	6-2
6.2.3.4 Discussion of Geochemical Results	6-3
6.2.4 Other Surveys	6-3
6.2.5 Drilling	6-3
7.0 MINERAL PROCESSING AND METALLURGICAL TESTING	7-1
8.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	8-1
9.0 OTHER RELEVANT INFORMATION	9-1
10.0 INTERPRETATION AND CONCLUSIONS	10-1
11.0 RECOMMENDATIONS	11-1
12.0 REFERENCES	12-1
13.0 CERTIFICATE	13-1

SHELL CREEK Property Evaluation, December 2005

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Peter T. George, P.Geo., Consulting Geologist

FIGURES
Figure 2.1	Location Map	2-3
Figure 2.2	Claim Map 116C09	2-4
Figure 2.3	Claim Map 116C10	2-5
Figure 5.1	Regional Geology	5-6
Figure 5.2	Regional Aeromagnetic Map	5-7
Figure 5.3	Property Geology	5-8
Figure 5.4	Olympic Dam Plan and Section	5-9
Figure 6.1	Airborne Total Field Magnetic Map	6-4
Figure 6.2	Gravity Bouger Anomaly Map	6-5
Figure 6.3	Gravity Bouger Anomaly First Vertical Derivative	6-6
Figure 6.4	Soil Geochemical Grid	6-7
Figure 6.5	Soil Geochemistry Copper	6-8
Figure 6.6	Soil Geochemistry Gold	6-9
Figure 6.7	Soil Geochemistry Uranium	6-10
Figure 6.8	Soil Geochemistry Lanthanum (Rare Earth)	6-11

TABLES
Table 2.1	Mining Claims Listing	Following Figure 2-3
Table 5.1	Table of Formations	5-2

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Peter T. George, P.Geo., Consulting Geologist

SUMMARY

Logan Resources Ltd., Suite 570, 789 Pender St. W, Vancouver, British Columbia holds a 100% interest in the Shell Creek Property. The Shell Creek Property is comprised of 563 mining claims covering approximately 110 square kilometres. The claims were staked in 2002 by Dawson City prospector Shawn Ryan and were acquired by Logan Resources in January 2003. The property is located in west-central Yukon Territory, Canada, on the north shore of the Yukon River approximately 75 km (47 miles) northwest of Dawson City. Access to the property for exploration purposes is by helicopter. As the Shell Creek property is alongside the Yukon River, in the event that heavy equipment and large quantities of materials are required at the site river barges out of Dawson City can move materials to the river shore adjacent to the property and they can be hauled to the site on a tractor road or slung in by helicopter.

The only previous exploration on the Shell Creek property, prior to the Company acquiring the property, was an evaluation of the iron formation by Asbestos Corporation during the summer of 1958. Geological mapping, trenching and dip-needle magnetic surveys were completed (Riordan and Mann, 1958). Asbestos Corporation completed no further work and the claims were allowed to lapse.

The regional geological setting of Shell Creek area suggests that there is potential for Olympic Dam-type copper-uranium-gold mineralization in the area. Anomalous copper and uranium in stream sediment geochemical samples in the area plus gold showings on the property support the potential for the existence of copper-uranium-gold mineralization in the Proterozoic-age rocks on the property.

Prior to commencement of the 2005 exploration season, management of the Company concluded that the regional geological, geochemical (stream sediment) and regional geophysical (aeromagnetics) data indicated that the greatest potential of the project could be for Olympic Dam-type mineralization.

The objective of the 2005 program was to provide a preliminary assessment of the potential for Olympic Dam-type mineralization that would, if warranted, lead to recommendations for a drilling program in 2006.

In June of 2005 the Company completed a detailed helicopter-borne magnetometer survey of the Shell Creek area. During the period July to September the Company completed a soil geochemical survey that covered the Shell Creek ridge, an orientation induced polarization geophysical survey, and a gravity survey.

The 2005 exploration program has successfully achieved its objective, which was to provide a preliminary assessment of the potential for Olympic Dam-type mineralization that would, if warranted, lead to recommendations for a drilling program in 2006.

Based on the results of the 2005 exploration program the author concludes that a drilling program is warranted to explore for Olympic Dam-type mineralization on the property and has recommended that such a program be commenced in the spring of 2006.

The author completed a detailed review of the regional geological setting and has concluded that the Proterozoic rocks that underlie the property are probably of Early Proterozoic age and have the potential for the presence of a Wernecke Breccia-type heterolithic hematite breccia diatreme at shallow depth beneath the central part of the property.

The soil geochemical data acquired during the summer of 2005 was contoured by the author and the author concludes that there are significant polymetallic copper-gold-uranium-lanthanum anomalies that form a coherent pattern and indicated that there is potential for Olympic Dam (Wernecke Breccia) style mineralization at depth beneath the central part of the property. Anomalous copper-gold-uranium-rare earths (lanthanum, etc) is characteristic of Olympic Dam-type mineralization.

The new aeromagnetic data (Figure 10-1) clearly outlines the iron formation that outcrops on the property. The iron formation outlines the form of the easterly plunging upright anticlinal structure that underlies the property. The Tintina Fault zone can be located along the south side of the Shell Creek property based on the aeromagnetic data. There are two sub-parallel weakly anomalous aeromagnetic trends oblique to the axis of the Shell Creek anticline. The aeromagnetic trends correlate with the general trend of copper and gold anomalies outlined by the soil geochemical survey. Copper-gold-uranium-lanthanum geochemical anomalies have been summarized in Figure 10-1.

Also shown in Figure 10-1 is the position of the large gravity anomaly that underlies the Shell Creek property (see Figures 6-2 and 6-3).

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Peter T. George, P.Geo., Consulting Geologist

The author recognizes a 6 km by 3 km area (18 sq. km.)that is underlain by anomalous copper-gold values, oblique structural trends that are not reflected in the near surface structural trends, and correlates with a regional gravity high. The author concludes that the area warrants follow-up by drilling and has recommended 10 drill holes totaling 4,000 metres to provide an initial test of the 18 sq. km. area.

This is a large property, and in addition to the drill program, a prospecting team should be sent in to systematically prospect the property for copper and gold showings. There are many areas where white quartz float is obvious from the air and oxidized copper mineralization has obvious green copper oxide staining (malachite) where it has been observed on the property.

The following program is recommended for commencement immediately following spring break-up of 2006:

1)	Establish a suitable camp at the site that will not require daily helicopter support for the field party (accommodation for geologist, helper, 2 prospectors, 4 drillers, and cook; cook tent, washroom tent, core sampling tent, fuel cache, etc).

2)	Complete 10 drill holes with a planned depth of 400m each for a total of 4,000 metres. All of the holes should be completed to 400m regardless of economic results to provide information in variations of alteration with depth. This will provide initial coverage of the 18 sq. km anomalous area. The collar locations for the 10 recommended holes are presented in Table 11-1 and are shown on Figure 10-1).

3)	Complete a program of prospecting for additional copper and gold showings.

The total estimated budget for the proposed 2006 field program is approximately $970,000.

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Peter T. George, P.Geo., Consulting Geologist

1.0	INTRODUCTION
1.1	GENERAL

Logan Resources Ltd. (the Company”), Suite 570, 789 Pender St. W, Vancouver, British Columbia holds a 100% interest in the Shell Creek Property (“Shell Creek”). The Company acquired Shell Creek in January 2003 from Dawson City, Yukon prospector Shawn Ryan.

The regional geological setting of Shell Creek suggests that there is potential for Olympic Dam-type copper-uranium-gold mineralization in the area. Anomalous copper and uranium in stream sediment geochemical samples in the area plus gold showings on the property support the potential for the existence of copper-uranium-gold mineralization in the Proterozoic-age rocks on the property.

1.2 TERMS OF REFERENCE

The author, Peter T. George, P. Geo., has been retained by the Company to prepare an evaluation report (“the Report”) on the Shell Creek including recommendations for an ongoing exploration program for the project.

The Report has been prepared to meet the standards of Canadian National Instrument 43-101 (“NI 43-101”) and NI 43-101 Form 43-101F1.

It is the author’s understanding that the Report will be used by the Company in support of financings required to fund the proposed exploration program and may be provided to regulatory bodies and financial advisors and quoted in press releases relating to the aforementioned. Pursuant to the NI 43-101 regulations it is the responsibility of the Company’s qualified persons to ensure that statements made by the Company do not misquote or quote out of context statements contained in the Report.

The author is an independent consulting geologist who provides a wide range of geological consulting services to the international mining industry, including geological, evaluation and valuation reports on mineral properties. The author has over 40 years of experience in the international mining industry.

The Company has accepted that the qualifications, expertise, experience, competence and professional reputation of the author are appropriate and relevant for the preparation of this Report and that the author is a member of a professional body appropriate and relevant for the preparation of the Report.

Neither the author nor family members or associates have a business relationship, or expect to have one, with the Company which is likely to materially influence the impartiality or create the perception that the credibility of the Report could be compromised or biased in any way. The views expressed herein are genuinely held and deemed independent of Silvermet and the Company. Moreover, neither the author (nor family members or associates) have any financial interest in the outcome of any transaction involving the property considered in the Report, other than the payment of normal professional fees for the work undertaken in the preparation of the Report (which are based on hourly charge-out rates and reimbursement of expenses). The payment of such fees is not dependent upon the content or conclusions of either this Report or any consequences of any proposed transaction.

The Company has reviewed draft copies of the Report for factual errors. Any changes made as a result of these reviews did not involve any alterations to the conclusions made. Hence, the author’s statements and opinions expressed in this document are given in good faith and in the belief that such statement and opinions are not false and misleading at the date of this Report.

The author’s opinion is provided solely for the purposes outlined above in this section of the Report. Neither the whole nor any part of the Report, nor any references thereto, may be included in or with, or attached to, any document, circular, resolution, letter or statement to be published or distributed externally to the Company or its associates for purposes other than those outlined in Section 1.2, without the prior written consent of the author as to the form and context in which it is so published or distributed. Such consent will not be unreasonably withheld or delayed, however, the decision whether or not to charge a fee for such consent will be at the author’s sole discretion.

1.3 SOURCES OF INFORMATION

In preparation of the Report, the author reviewed geological, geophysical and geochemical maps and reports, miscellaneous technical papers, Company letters, memoranda and summaries, and other public and private information as listed in the “Sources of Information” section of the Report. The author assumed that all of the information reviewed and listed in the “Sources of Information” is accurate and complete in all material aspects. While the author carefully

SHELL CREEK Property Evaluation, December 2005

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Peter T. George, P.Geo., Consulting Geologist

reviewed all of this information, the author has not conducted an independent investigation to verify the accuracy and completeness reliance has accepted the qualifications of the qualified persons that prepared or compiled the original data. The author has reviewed the land ownership in a preliminary fashion, and has not independently verified the legal status or ownership of the Shell Creek property or the underlying agreements and is relying on the Company for the validity of this information.

The Company has warranted that a full disclosure of all relevant information in its possession or control has been made to the author. The Company has agreed that neither it nor its associates will make any claim against the author to recover any loss or damage suffered as a result of the author’s reliance upon the Company. The Company has also indemnified the author against any claim arising out of the assignment to prepare the Report, except where the claim arises as a result of any proved wilful misconduct or negligence on the part of the author. This indemnity is also applied to any consequential extension of work through queries, questions, public hearings or additional work required arising out of the engagement of the author.

1.4 SITE VISIT

The author visited the site August 11, 2005 and in addition carried out data reviews in the offices of the Company during the periods June 20 to 23 and August 3 to 4, 2005.

1.5 UNITS OF MEASURE AND CURRENCY

All units of measurement used in the Report are metric unless otherwise stated. The Canadian dollar is used throughout the Report unless otherwise stated. At the time of the writing of this report the exchange rate for conversion of US dollars to Canadian dollars was US $0.84 to CDN $1.00 respectively.

1.6 RELIANCE ON OTHER EXPERTS

To the best of the author’s knowledge, all of the technical data reviewed in the preparation of the Report has been prepared by, or undertaken by persons supervised by a qualified person.

SHELL CREEK Property Evaluation, December 2005

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Peter T. George, P.Geo., Consulting Geologist

2.0 PROPERTY DESCRIPTION AND LOCATION

Figure 2-1 shows the location of the property in the Yukon. Figures 2-2 and 2-3 (Yukon Claim Map 116C09 and 10) show detailed claim locations and the local topography. Table 2-1 (following Figure 2-3) lists the current claim holdings according to the Yukon Mining Recorders on-line service as of September 28, 2005. Note that the contoured elevations on the claim map are in feet with a contour interval of 100 feet (this note is appended for clarity as the 1:50,000 topographic maps for the Yukon are metric but some older maps still have the contours shown in feet). UTM co-ordinates for claim boundaries were established using Global Positioning Systems equipment. The centre of the property is located at UTM grid co-ordinates Zone 7, 527 000E, 7 162 000N, Datum NAD83.

There is no infrastructure on the property. There are no environmental liabilities on the property.

No mineral resources have been established on the property.

2.1 PROPERTY DESCRIPTION

The Shell Creek Property is comprised of 563 mining claims covering approximately 110 square kilometres. The claims were staked in 2002 by Dawson City prospector Shawn Ryan and were acquired by Logan Resources in January 2003.

2.2 PROPERTY LOCATION

The property is located in west-central Yukon Territory, Canada, on the north shore of the Yukon River approximately 75 km (47 miles) northwest of Dawson City.

Dawson City is a mining community dating back to the start of placer mining in the 1880’s. There is excellent air and highway access to Dawson City and adequate accommodation and services including helicopter and fixed-wing charter companies.

2.3 PROPERTY, OTHER OBLIGATIONS

Annual assessment work requirements to maintain the mining claims in good standing with the Yukon government are $100 per claim per year.

The property is held by the Company pursuant to an option agreement dated January 1, 2003 between the Company and Sean Ryan of Dawson City, Yukon. The Company has the right to earn a 100% interest, subject to a 2% NSR Royalty. In order to exercise the option, the Company must pay a total of $155,000 in cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $1,550,000 as follows:

Cash considerations to be made:
[i]	$10,000 paid to cover certain expenditures;

[ii]	a further $15,000 paid upon acceptance of the option agreement by the TSX Venture Exchange;

[iii]	a further $25,000 paid on or before January 1, 2004;

[iv]	a further $30,000 paid on or before January 1, 2005;

[v]	a further $35,000 to be paid on or before January 1, 2006; and

[vi]	a further $40,000 to be paid on or before January 1, 2007.

Share considerations to be made:
[i]	100,000 shares issued upon acceptance of the Option Agreement by the TSX Venture Exchange;

[ii]	a further 100,000 shares issued on or before July 1, 2003;

[iii]	a further 200,000 shares issued on or before January 1, 2004;

[iv]	a further 100,000 shares issued on or before January 1, 2005;

[v]	a further 100,000 shares to be issued on or before January 1, 2006;

SHELL CREEK Property Evaluation, December 2005

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Peter T. George, P.Geo., Consulting Geologist

[vi]	a further 200,000 shares to be issued on or before January 1, 2007; and

[vii]	a further 200,000 shares to be issued on or before January 1, 2008.

Exploration expenditures to be incurred:
[i]	$150,000 before January 1, 2004 (date extended by the Optionor);

[ii]	$350,000 in aggregate before January 1, 2005 (date extended by the Optionor);

[iii]	$650,000 in aggregate before January 1, 2006;

[iv]	$1,050,000 in aggregate before January 1, 2007; and

[v]	$1,550,000 in aggregate before January 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

SHELL CREEK Property Evaluation, December 2005

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Yukon Territory
Mining Districts
SHELL CREEK
PROPERTY
DAWSON
MINING
DISTRICT
MAYO
MINING
DISTRICT
WHITEHORSE
MINING
DISTRICT
WATSON LAKE
MINING
DISTRICT
SCALE
0 100 200 300 Km

FIGURE 2-1 PROPERTY, LOCATION MAP

Page 2 - 3

116C/09
116C/09
116C/09
MINING CLAIMS
Yukon

Logan Resources Ltd.

SHELL CREEK PROPERTY

CLAIM MAP 116C9

Figure 2 - 2

Scale

0 5 10 km

Map Datum NAD 83, UTM Zone 7, NTS 116C9

Page 2 - 4

116C/10
116C/10
ALASKA
YUKON
RIVER
116C/10
MINING CLAIMS
Yukon

Logan Resources Ltd.

SHELL CREEK PROPERTY

CLAIM MAP 116C10

Figure 2 - 3

Scale

0 5 10 km

Map Datum NAD 83, UTM Zone 7, NTS 116C10

Page 2 - 5

TABLE 2 - 1
MINING CLAIMS AS OF SEPTEMBER 27, 2005 FROM YUKON MINING RECORDERS WEBSITE

District	Grant	Claim	Claim	Claim Owner	Recording	ExpiryDate	Status NTS Map
	Number	Name	Number		Date	Date		Number

Dawson	YC21149	Simba	1	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21150	Simba	2	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21151	Simba	3	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21152	Simba	4	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21153	Simba	5	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21154	Simba	6	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21155	Simba	7	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21156	Simba	8	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21157	Simba	9	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21158	Simba	10	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21159	Simba	11	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21160	Simba	12	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21161	Simba	13	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21162	Simba	14	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21163	Simba	15	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21164	Simba	16	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21165	Simba	17	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21166	Simba	18	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21167	Simba	19	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21168	Simba	20	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21169	Simba	21	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21170	Simba	22	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21171	Simba	23	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21172	Simba	24	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21173	Simba	25	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21174	Simba	26	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21175	Simba	27	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21176	Simba	28	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21177	Simba	29	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21178	Simba	30	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21179	Simba	31	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21180	Simba	32	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21181	Simba	33	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21182	Simba	34	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21183	Simba	35	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21184	Simba	36	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21185	Simba	37	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21186	Simba	38	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21187	Simba	39	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21188	Simba	40	Logan Resources Ltd. - 100%.	21/02/2002	15/09/2010	Active	116C09
Dawson	YC21872	Simba	41	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21873	Simba	42	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21874	Simba	43	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21875	Simba	44	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21876	Simba	45	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21877	Simba	46	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21878	Simba	47	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21879	Simba	48	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21880	Simba	49	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21881	Simba	50	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21882	Simba	51	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21883	Simba	52	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21884	Simba	53	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21885	Simba	54	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21886	Simba	55	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21887	Simba	56	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21888	Simba	57	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21889	Simba	58	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21890	Simba	59	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21891	Simba	60	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21892	Simba	61	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21893	Simba	62	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09

District	Grant	Claim	Claim	Claim Owner	Recording	ExpiryDate	Status NTS Map
	Number	Name	Number		Date	Date		Number

Dawson	YC21894	Simba	63	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21895	Simba	64	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21896	Simba	65	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21897	Simba	66	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21898	Simba	67	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21899	Simba	68	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21900	Simba	69	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC21901	Simba	70	Logan Resources Ltd. - 100%.	04/10/2002	04/10/2006	Active	116C09
Dawson	YC35989	NSimba	1	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC35990	NSimba	2	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC35991	NSimba	3	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC35992	NSimba	4	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC35993	NSimba	5	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC35994	NSimba	6	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC35995	NSimba	7	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC35996	NSimba	8	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC35997	NSimba	9	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC35998	NSimba	10	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC35999	NSimba	11	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36000	NSimba	12	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36001	NSimba	13	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36002	NSimba	14	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36003	NSimba	15	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36004	NSimba	16	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36005	NSimba	17	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36006	NSimba	18	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36007	NSimba	19	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36008	NSimba	20	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36009	NSimba	21	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36010	NSimba	22	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36011	NSimba	23	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36012	NSimba	24	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36013	NSimba	25	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36014	NSimba	26	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36015	NSimba	27	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36016	NSimba	28	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36017	NSimba	29	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36018	NSimba	30	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36019	NSimba	31	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36020	NSimba	32	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36021	NSimba	33	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36022	NSimba	34	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36023	NSimba	35	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36024	NSimba	36	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36025	NSimba	37	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36026	NSimba	38	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36027	NSimba	39	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36028	NSimba	40	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36029	NSimba	41	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36030	NSimba	42	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36031	NSimba	43	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36032	NSimba	44	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36033	NSimba	45	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36034	NSimba	46	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36035	NSimba	47	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36036	NSimba	48	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36037	NSimba	49	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36038	NSimba	50	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36039	NSimba	51	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36040	NSimba	52	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36041	NSimba	53	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36042	NSimba	54	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36043	NSimba	55	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36044	NSimba	56	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36045	NSimba	57	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36046	NSimba	58	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09

District	Grant	Claim	Claim	Claim Owner	Recording	ExpiryDate	Status NTS Map
	Number	Name	Number		Date	Date		Number

Dawson	YC36047	NSimba	59	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36048	NSimba	60	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36049	NSimba	61	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36050	NSimba	62	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36051	NSimba	63	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC36052	NSimba	64	Logan Resources Ltd. - 100%.	02/06/2005	02/06/2006	Active	116C09
Dawson	YC32897	Simba	221	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32898	Simba	222	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32899	Simba	223	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32900	Simba	224	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32901	Simba	225	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32902	Simba	226	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32903	Simba	227	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32904	Simba	228	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32905	Simba	229	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32906	Simba	230	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32907	Simba	231	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32908	Simba	232	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32909	Simba	233	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32910	Simba	234	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32911	Simba	235	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32912	Simba	236	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32913	Simba	237	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32914	Simba	238	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32915	Simba	239	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32916	Simba	240	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32925	Simba	249	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32927	Simba	251	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32928	Simba	252	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32929	Simba	253	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32930	Simba	254	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32931	Simba	255	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32932	Simba	256	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32933	Simba	257	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32934	Simba	258	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32935	Simba	259	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32936	Simba	260	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32937	Simba	261	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32938	Simba	262	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32939	Simba	263	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32940	Simba	264	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32941	Simba	265	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32942	Simba	266	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32953	Simba	277	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32955	Simba	279	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32956	Simba	280	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32957	Simba	281	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32958	Simba	282	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32959	Simba	283	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32960	Simba	284	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32961	Simba	285	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32962	Simba	286	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32963	Simba	287	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32964	Simba	288	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32965	Simba	289	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32966	Simba	290	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32967	Simba	291	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32968	Simba	292	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32969	Simba	293	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32970	Simba	294	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32971	Simba	295	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32972	Simba	296	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32973	Simba	297	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32974	Simba	298	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32975	Simba	299	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32976	Simba	300	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09

District	Grant	Claim	Claim	Claim Owner	Recording	ExpiryDate	Status NTS Map
	Number	Name	Number		Date	Date		Number

Dawson	YC32977	Simba	301	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32978	Simba	302	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32979	Simba	303	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32980	Simba	304	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32981	Simba	305	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32982	Simba	306	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32983	Simba	307	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32984	Simba	308	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32985	Simba	309	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32986	Simba	310	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32987	Simba	311	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32988	Simba	312	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32989	Simba	313	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32990	Simba	314	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32991	Simba	315	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32992	Simba	316	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32993	Simba	317	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32994	Simba	318	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32995	Simba	319	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32996	Simba	320	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32997	Simba	321	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32998	Simba	322	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC32999	Simba	323	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33000	Simba	324	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33001	Simba	325	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33002	Simba	326	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33003	Simba	327	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33004	Simba	328	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33005	Simba	329	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33006	Simba	330	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33007	Simba	331	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33008	Simba	332	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33009	Simba	333	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33010	Simba	334	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33011	Simba	335	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33012	Simba	336	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33013	Simba	337	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33014	Simba	338	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33015	Simba	339	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33016	Simba	340	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33017	Simba	341	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33018	Simba	342	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33019	Simba	343	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33020	Simba	344	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33021	Simba	345	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33022	Simba	346	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33023	Simba	347	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33024	Simba	348	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33025	Simba	349	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33026	Simba	350	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33027	Simba	351	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33028	Simba	352	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33029	Simba	353	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33030	Simba	354	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33031	Simba	355	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33032	Simba	356	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33033	Simba	357	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33034	Simba	358	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33035	Simba	359	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33036	Simba	360	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33037	Simba	361	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33038	Simba	362	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33039	Simba	363	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33040	Simba	364	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33041	Simba	365	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33042	Simba	366	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09

District	Grant	Claim	Claim	Claim Owner	Recording	ExpiryDate	Status NTS Map
	Number	Name	Number		Date	Date		Number

Dawson	YC33043	Simba	367	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33044	Simba	368	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33045	Simba	369	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33046	Simba	370	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33047	Simba	371	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33048	Simba	372	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33049	Simba	373	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33050	Simba	374	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33051	Simba	375	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33052	Simba	376	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33053	Simba	377	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33054	Simba	378	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33055	Simba	379	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33056	Simba	380	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33057	Simba	381	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33058	Simba	382	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33059	Simba	383	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33060	Simba	384	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33061	Simba	385	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33062	Simba	386	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33063	Simba	387	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33064	Simba	388	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33065	Simba	389	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33066	Simba	390	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33067	Simba	391	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33068	Simba	392	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33069	Simba	393	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33070	Simba	394	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33071	Simba	395	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33072	Simba	396	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33073	Simba	397	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33074	Simba	398	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33075	Simba	399	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33076	Simba	400	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33077	Simba	401	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33078	Simba	402	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33079	Simba	403	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33080	Simba	404	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33081	Simba	405	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33082	Simba	406	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33083	Simba	407	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33084	Simba	408	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33085	Simba	409	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33086	Simba	410	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33087	Simba	411	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33088	Simba	412	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33089	Simba	413	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33090	Simba	414	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33091	Simba	415	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33092	Simba	416	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33093	Simba	417	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33094	Simba	418	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33095	Simba	419	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33096	Simba	420	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33097	Simba	421	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33098	Simba	422	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33099	Simba	423	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33100	Simba	424	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33101	Simba	425	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33102	Simba	426	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33103	Simba	427	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33104	Simba	428	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33105	Simba	429	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33106	Simba	430	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33107	Simba	431	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09
Dawson	YC33108	Simba	432	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C09

District	Grant	Claim	Claim	Claim Owner	Recording	ExpiryDate	Status NTS Map
	Number	Name	Number		Date	Date		Number

Dawson	YC35058	Simba	433	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35059	Simba	434	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35060	Simba	435	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35061	Simba	436	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35062	Simba	437	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35063	Simba	438	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35064	Simba	439	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35065	Simba	440	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35066	Simba	441	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35067	Simba	442	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35068	Simba	443	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35069	Simba	444	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35070	Simba	445	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35071	Simba	446	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35072	Simba	447	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35073	Simba	448	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35074	Simba	449	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35075	Simba	450	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35076	Simba	451	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35077	Simba	452	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35078	Simba	453	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35079	Simba	454	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35080	Simba	455	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35081	Simba	456	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35082	Simba	457	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35083	Simba	458	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35084	Simba	459	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35085	Simba	460	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35086	Simba	461	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35087	Simba	462	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35088	Simba	463	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35089	Simba	464	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35090	Simba	465	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35091	Simba	466	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35092	Simba	467	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35093	Simba	468	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35094	Simba	469	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35095	Simba	470	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35096	Simba	471	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35097	Simba	472	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35098	Simba	473	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35099	Simba	474	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35100	Simba	475	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35101	Simba	476	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35102	Simba	477	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35103	Simba	478	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35104	Simba	479	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35105	Simba	480	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35106	Simba	481	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35107	Simba	482	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35108	Simba	483	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35109	Simba	484	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35110	Simba	485	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35111	Simba	486	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35112	Simba	487	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC35113	Simba	488	Logan Resources Ltd. - 100%.	15/09/2004	15/09/2006	Active	116C09
Dawson	YC30279	Simba	71	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30280	Simba	72	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30281	Simba	73	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30282	Simba	74	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30283	Simba	75	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30284	Simba	76	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30285	Simba	77	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30286	Simba	78	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30287	Simba	79	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30288	Simba	80	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09

District	Grant	Claim	Claim	Claim Owner	Recording	ExpiryDate	Status NTS Map
	Number	Name	Number		Date	Date		Number

Dawson	YC30289	Simba	81	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30290	Simba	82	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30291	Simba	83	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30292	Simba	84	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30293	Simba	85	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30294	Simba	86	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30295	Simba	87	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30296	Simba	88	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30297	Simba	89	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30298	Simba	90	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30299	Simba	91	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30300	Simba	92	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30301	Simba	93	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30302	Simba	94	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30303	Simba	95	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30304	Simba	96	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30305	Simba	97	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30306	Simba	98	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30307	Simba	99	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30308	Simba	100	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30309	Simba	101	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30310	Simba	102	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30311	Simba	103	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30312	Simba	104	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30313	Simba	105	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30314	Simba	106	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30315	Simba	107	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30316	Simba	108	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30317	Simba	109	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30318	Simba	110	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30319	Simba	111	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30320	Simba	112	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30321	Simba	113	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30322	Simba	114	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30323	Simba	115	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30324	Simba	116	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30325	Simba	117	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30326	Simba	118	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30327	Simba	119	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30328	Simba	120	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30329	Simba	121	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30330	Simba	122	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30331	Simba	123	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30332	Simba	124	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30333	Simba	125	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30334	Simba	126	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30335	Simba	127	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30336	Simba	128	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30337	Simba	129	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30338	Simba	130	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30339	Simba	131	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30340	Simba	132	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30341	Simba	133	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30342	Simba	134	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30343	Simba	135	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30344	Simba	136	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30345	Simba	137	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30346	Simba	138	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30347	Simba	139	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30348	Simba	140	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30349	Simba	141	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30350	Simba	142	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30351	Simba	143	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30352	Simba	144	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30353	Simba	145	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30354	Simba	146	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09

District	Grant	Claim	Claim	Claim Owner	Recording	ExpiryDate	Status NTS Map
	Number	Name	Number		Date	Date		Number

Dawson	YC30355	Simba	147	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30356	Simba	148	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30357	Simba	149	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30358	Simba	150	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30359	Simba	151	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30360	Simba	152	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30361	Simba	153	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30362	Simba	154	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30363	Simba	155	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30364	Simba	156	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30365	Simba	157	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30366	Simba	158	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30367	Simba	159	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30368	Simba	160	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30369	Simba	161	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30370	Simba	162	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30371	Simba	163	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30372	Simba	164	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30373	Simba	165	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30374	Simba	166	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30375	Simba	167	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30376	Simba	168	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30377	Simba	169	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30378	Simba	170	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30379	Simba	171	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30380	Simba	172	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30381	Simba	173	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30382	Simba	174	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30383	Simba	175	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30384	Simba	176	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30385	Simba	177	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30386	Simba	178	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30387	Simba	179	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30388	Simba	180	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30389	Simba	181	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30390	Simba	182	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30391	Simba	183	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30392	Simba	184	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30393	Simba	185	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30394	Simba	186	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30395	Simba	187	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30396	Simba	188	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30397	Simba	189	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30398	Simba	190	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30399	Simba	191	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30400	Simba	192	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30401	Simba	193	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30402	Simba	194	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30403	Simba	195	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30404	Simba	196	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30405	Simba	197	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30406	Simba	198	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30407	Simba	199	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30408	Simba	200	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30409	Simba	201	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30410	Simba	202	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30411	Simba	203	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30412	Simba	204	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30413	Simba	205	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30414	Simba	206	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30415	Simba	207	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30416	Simba	208	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30417	Simba	209	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30418	Simba	210	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30419	Simba	211	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30420	Simba	212	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09

District	Grant	Claim	Claim	Claim Owner	Recording	ExpiryDate	Status NTS Map
	Number	Name	Number		Date	Date		Number

Dawson	YC30421	Simba	213	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC30422	Simba	214	Logan Resources Ltd. - 100%.	08/04/2004	04/10/2007	Active	116C09
Dawson	YC36210	Simba	489	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36211	Simba	490	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36212	Simba	491	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36213	Simba	492	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC32891	Simba	215	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32892	Simba	216	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32893	Simba	217	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32894	Simba	218	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32895	Simba	219	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32896	Simba	220	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32917	Simba	241	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32918	Simba	242	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32919	Simba	243	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32920	Simba	244	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32921	Simba	245	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32922	Simba	246	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32923	Simba	247	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32924	Simba	248	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32926	Simba	250	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32943	Simba	267	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32944	Simba	268	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32945	Simba	269	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32946	Simba	270	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32947	Simba	271	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32948	Simba	272	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32949	Simba	273	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32950	Simba	274	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32951	Simba	275	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32952	Simba	276	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC32954	Simba	278	Logan Resources Ltd. - 100%.	11/06/2004	11/09/2006	Active	116C10
Dawson	YC36214	Simba	493	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36215	Simba	494	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36216	Simba	495	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36217	Simba	496	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36218	Simba	497	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36219	Simba	498	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36220	Simba	499	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36221	Simba	500	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36222	Simba	501	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36223	Simba	502	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36224	Simba	503	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36225	Simba	504	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36226	Simba	505	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36227	Simba	506	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36228	Simba	507	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36229	Simba	508	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36230	Simba	509	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36231	Simba	510	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36232	Simba	511	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36233	Simba	512	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36234	Simba	513	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36235	Simba	514	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36236	Simba	515	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36237	Simba	516	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36238	Simba	517	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36239	Simba	518	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36240	Simba	519	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36241	Simba	520	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36242	Simba	521	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36243	Simba	522	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36244	Simba	523	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36245	Simba	524	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36246	Simba	525	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36247	Simba	526	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10

District	Grant	Claim	Claim	Claim Owner	Recording	ExpiryDate	Status NTS Map
	Number	Name	Number		Date	Date		Number

Dawson	YC36248	Simba	527	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36249	Simba	528	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36250	Simba	529	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36251	Simba	530	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36252	Simba	531	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36253	Simba	532	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36254	Simba	533	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36255	Simba	534	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36256	Simba	535	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36257	Simba	536	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36258	Simba	551	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36259	Simba	552	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36260	Simba	553	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36261	Simba	554	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36262	Simba	555	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36263	Simba	556	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36264	Simba	557	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36265	Simba	558	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36266	Simba	559	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36267	Simba	560	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36268	Simba	561	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36269	Simba	562	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36270	Simba	563	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36271	Simba	564	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36272	Simba	565	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36273	Simba	566	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36274	Simba	567	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36275	Simba	568	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36276	Simba	569	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36277	Simba	570	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36278	Simba	571	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36279	Simba	572	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36280	Simba	573	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36281	Simba	574	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36282	Simba	575	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36283	Simba	576	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36284	Simba	577	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10
Dawson	YC36285	Simba	578	Logan Resources Ltd. - 100%.	11/08/2005	11/08/2006	Active	116C10

Peter T. George, P.Geo., Consulting Geologist

3.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPY

3.1	ACCESSIBILITY

Access to the property for exploration purposes is by helicopter. As the Shell Creek property is alongside the Yukon River, in the event that heavy equipment and large quantities of materials are required at the site river barges out of Dawson City can move materials to the river shore adjacent to the property and they can be hauled to the site on a tractor road or slung in by helicopter.

3.2 CLIMATE AND PHYSIOGRAPHY

The following is taken from the Environment Canada website (www.ec.gc.ca/soer-ree/). This extremely rugged, heterogeneous mountainous ecoregion spans the Yukon-Northwest Territories border from Alaska to the Mackenzie Valley. It includes the Ogilvie and Wernecke mountains in its westernmost section, the Backbone Ranges in its interior, and the Canyon Ranges to the east. The eastern ranges of the Mackenzie Mountains that lie in the rain shadow of the higher Selwyn Mountains to the west are also included. The ecoregion shows evidence of localized alpine and valley glaciation. The mean annual temperature for the area is approximately -5°C with a summer mean of 9°C and a winter mean of -19.5°C. Mean annual precipitation is highly variable with the highest amounts, greater than 600 mm, occurring in the southwest portion of the ecoregion. Moving west towards Alaska and the southern Ogilvies, precipitation drops to approximately 400 mm. Higher precipitation occurs at higher elevations. The region is characterized by alpine tundra at upper elevations and subalpine open woodland vegetation at lower elevations. Alpine vegetation consists of lichens, mountain avens, intermediate to dwarf ericaceous shrubs, sedge, and cottongrass in wetter sites. Barren talus slopes are common. Subalpine vegetation consists of discontinuous open stands of stunted white spruce and occasional alpine fir in a matrix of willow, dwarf birch, and Labrador tea. The Ogilvie Mountains, composed of Palaeozoic and Proterozoic sedimentary strata intruded by granitic stocks, reach 2134 m asl in elevation. The Wernecke Mountains are formed of phyllite and nearly horizontal carbonate rocks carved by glaciation. They are divided into several ranges by broad northwesterly-trending valleys. Permafrost is continuous and of low ice content in most of the Yukon portion of the ecoregion. Permafrost is extensive but discontinuous with variable ice content in the Northwest Territories portion of the ecoregion. Alluvium, fluvioglacial deposits, and morainal veneers and blankets are dominant in the region. Rock outcrops are common at higher elevation. Turbic Cryosols with some Dystric Brunisols and Regosols occur on steeply sloping colluvium. Characteristic wildlife includes caribou, grizzly and black bear, Dall's sheep, moose, beaver, fox, wolf, hare, raven, rock and willow ptarmigan, golden eagle, gyrfalcon, and waterfowl. These ranges support various forms of hunting and trapping, and contain considerable mineral potential, but for the most part the ecoregion is an isolated wilderness with little permanent human occupation.

The area of interest lies along a broad ridge at an elevation of approximately 1,300 m above mean sea level with local relief along the ridge of 50 to 100 metres. The Yukon River (6 km southwest of the ridge) is approximately 275 m above mean sea level.

Mineral exploration in this part of the Yukon is generally carried out during the period May to October, however, mining operations in the Yukon operate year-round, including major open pit operations.

3.3 LOCAL RESOURCES AND INFRASTRUCTURE

Dawson City, which is the jumping-off point for the Shell Creek property, is an established community with an airport, scheduled air service, helicopter charter services, water transportation services and most supplies required to conduct an exploration program. In the event of a discovery in the area, the Yukon River and winter roads provide ready access for mobilization of major supply caches and equipment to the property from Dawson City. The Yukon power grid extends to Dawson City, and 75 km of new line would be required to join Shell Creek to the grid. Small projects could rely on on-site power generation.

All personnel, mining equipment and supplies will have to be acquired from Whitehorse, Yukon and points south.

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Peter T. George, P.Geo., Consulting Geologist

4.0 PROJECT HISTORY

The only previous exploration on the Shell Creek property, prior to the Company acquiring the property, was an evaluation of the iron formation by Asbestos Corporation during the summer of 1958. Geological mapping, trenching and dip-needle magnetic surveys were completed (Riordan and Mann, 1958). No further work was completed by Asbestos Corporation and the claims were allowed to lapse.

The Geological Survey of Canada completed regional stream sediment and geological surveys in the area in the 1970’s and 80’s.

In 2003 Shawn Ryan, a Dawson City-based prospector, discovered gold bearing quartz-vein float in the vicinity of Shell Creek and staked the property. The Company acquired the property in January 2003.

During August of 2004 Logan completed an 8-day geological mapping, trenching, and soil and rock geochemical sampling program in the vicinity of the gold showings discovered by Ryan. In addition 200 stream silt geochemical samples were taken that basically covered all streams draining the Shell Creek property.

The stream geochemical program indicated significant copper, gold and uranium anomalies in the drainage pattern from the Shell Creek ridge along the length of the property. Detailed soil and rock geochemical sampling in the immediate vicinity of the gold showings indicated good correlation between geochemical anomalies and the in-situ mineralization. In April 2005 the Company completed a detailed helicopter-borne magnetometer survey of the Shell Creek area. During the period July to September the Company completed a soil geochemical survey (1,054 samples) that covered the Shell Creek ridge, a 5-line orientation induced polarization geophysical survey, a gravity survey, and additional reconnaissance geological mapping was completed.

The results of the Company’s exploration work to date are reviewed in Section 6.

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Peter T. George, P.Geo., Consulting Geologist

5.0	GEOLOGICAL SETTING

5.1	REGIONAL GEOLOGICAL SETTING

The objective of this review of the regional geological setting attempts to relate the Shell Creek property to the regional setting of the Proterozoic rocks of the west-central Yukon. The implications relating to the potential for Olympic Dam-type copper-uranium-gold mineralization at shallow depth below surface on the Shell Creek Property are then discussed.

Recent age-date studies on intrusive rocks in the central Yukon (Thorkelson et al, 2001) have shown that a significant portion of the Proterozoic supracrustal rocks are much older than had previously been considered during regional mapping in the 1970’s and 80’s. Previous geological mapping (Thompson et al 1992) had concluded that the majority of the Proterozoic rocks were of middle to late Proterozoic age, similar to Proterozoic ages in British Columbia and the southern Yukon. Table 5-1 presents a Table of Formations for the area with particular emphasis on the Proterozoic and early Paleozoic lithologies.

From a close examination of the geological maps available on the Yukon Government websites, it is clear that Wernecke Breccias occur in intrusive contact with Proterozoic strata as high in the sequence as the Pinguicula Group/Fifteen Mile Group which historically have been considered to be of Middle Proterozoic age. Clearly, if is assumed that all of the Wernecke Breccias of the central Yukon are approximately +/_ 1595 Ma, than most of the Proterozoic rocks in the central Yukon are Early Proterozoic in age.

Figure 5-1 presents the regional geological setting. The base map is taken from the Yukon Government website. The west central Yukon is subdivided into three regional terranes, the Yukon-Tanana Terrane (metamorphic terrane south of the Tintina Fault), the Selwyn Basin (between the Tintina and Dawson Faults), and the North American Shelf (north of the Tintina and Dawson Faults. Figure 5-1 is a simplistic summary to show the distribution of Proterozoic, Paleozoic and younger strata north of the Tintina Fault.

The Selwyn Basin comprises a package of Late Proterozoic to Jurassic sedimentary rocks deposited in a deep basin on the west margin of the continental platform.

In the North American Shelf area, north of the Dawson and Tintina Faults, Proterozoic basement rocks are exposed in the core of regional anticlines and in fault bounded horst blocks. There are several occurrences of Wernecke Breccias to the northeast of the Shell Creek property (red on Figure 5-1).

The mid Cretaceous Tombstone Intrusive Suite (orange in Figure 5-1) occur throughout the central part of the Selwyn basin along trends that roughly parallel the Tintina structure which is a major, deep crustal suture that has been active since early Proterozoic time.

Figure 5-2 presents the regional first vertical derivative aeromagnetic data from the Yukon Government website. There is a large aeromagnetic anomaly to the northeast of Shell Creek that relates to an area of Wernecke Breccias and Proterozoic rocks that, if the Wernecke Breccias are 1595 Ma old must be older than the Wernecke Breccias. The aforementioned magnetic anomaly extends down to the Shell Creek property and terminates against the Tintina Fault suggesting a geological correlation between the Proterozoic rocks of the two areas and the potential for the presence of Wernecke Breccias at shallow depth beneath the Shell Creek property.

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Peter T. George, P.Geo., Consulting Geologist

     TABLE 5 – 1 TABLE OF FORMATIONS

Stratigraphy Intrusive Rocks

PALEOZOIC AND YOUNGER ROCKS (540 Ma to recent)

     Tombstone Intrusives (mid Cretaceous approx 100Ma plutonic suite dominated by felsic to syenitic compositions) Paleozoic and Younger Strata (not subdivided for purposes of this report)

PROTEROZOIC ROCKS (2500 to 540 Ma) UPPER PROTEROZOIC (900 to 540 Ma) Hyland Group (late Proterozoic to early Cambrian

Consists upwards of coarse turbiditic clastics (1), limestone (2) and fine clastics typified by maroon and green shale (3); may include younger (4) units; includes scattered mafic volcanic rocks (5)

Callison Group (Late Proterozoic)

Dolostone assemblage comprising two regionally correlated units (1) resistant, light creamy grey weathering, well bedded dolostone characterized by algal laminations, ooliths, lenses of grey to black chert and stromatolites and (2) cryptalgal dolostone; medium to light grey fine crystalline, laminated to thinly bedded and stromatolitic dolostone; includes chert and dolomitic breccia; craggy, medium to dark grey, massive, medium crystalline dolostone with abundant silicification

MIDDLE PROTEROZOIC (1600 to 900 Ma)

Bear River dykes ca. 1270 Ma Hart River Sills ca. 1389 Ma Wernecke Breccias ca. 1595

Hematitic and dolomitic diatreme breccia and related metasomatized country rock; breccia contains variably altered rotated siliceous and carbonate clasts (Wernecke Supergroup) and minor dyke rock; breccia and metasomatites enriched in Cu, Co, U, Ag and Au

EARLY PROTEROZOIC (>1600Ma)

     Early Proterozoic Lamprophyre (undated) Pinguicula Group/Fifteen Mile Group (>1595Ma)

Dominantly carbonate assemblage with basal clastics comprising two regionally correlated units and includes possible other correlative carbonate, clastic and volcanic rocks

Hart River Group (>1595Ma)

Mafic volcanic flows, locally pillowed, and aquagene tuffs plus related diorite and gabbro sills and dikes

RACKLAN OROGENY

UPLIFT, EROSION, DEEP WEATHERING, METASOMATISM Bonnet Plume Intrusions ca. 1710 Ma

Wernecke Supergroup (>1710Ma) Gillespie Lake Group

Dolostone and silty dolostone, locally stromatolitic, locally with chert nodules and sparry karst infillings, interbedded with lesser black siltstone and shale, laminated mudstone, and quartzose sandstone; local dolomite boulder conglomerate

Quartet Group

Black weathering shale, finely laminated dark grey weathering siltstone, and thin to thickly interbedded planar to cross laminated light grey weathering siltstone and fine grained sandstone; minor interbeds of orange weathering dolostone in upper part

Fairchild Lake Group

Lower: greenish grey weathering calcareous laminated siltstone, grey weathering fine grained sandstone, and minor brown weathering carbonate, ripple cross-laminated; Upper: siltstone, dolomitic siltstone, and dolostone

UNEXPOSED CRYSTALLINE BASEMENT >1820 Ma

SHELL CREEK Property Evaluation, December 2005

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Peter T. George, P.Geo., Consulting Geologist

5.2 PROPERTY GEOLOGY (Figure 5-3)

Shell Creek is underlain by Proterozoic mafic metavolcanic and metasedimentary (siltstone and shale) rocks (including a section of banded magnetite iron formation within the shale unit), which have been folded into an upright, isoclinal antiform trending east-southeast and plunging at 10 to 30 degrees to the north-northeast. Government geologists mapping in the late 1980’s (Thompson et al 1992) correlated these rocks with the Late Proterozoic to Early Paleozoic Hyland Group.

As discussed in Section 5.1, Thompson’s categorization of the rocks on the property as Hyland Group is potentially in error and it is possible that the volcanic and sedimentary rocks are equivalent to the Hart River or Pinguicula Groups. The Proterozoic limestone that overlies the Shell Creek volcanic and sedimentary rocks on the north side of the property is probably Callisson Group.

Clearly, with reference to the regional aeromagnetic data, the Shell Creek property is underlain by a regional aeromagnetic anomaly that is directly related to the Wernecke Supergroup and Wernecke Breccias located approximately 15 km northeast of Shell Creek.

Shell Creek is located immediately north of the Tintina Fault, which is a major crustal suture that forms the boundary between major lithological terranes of the Yukon and British Columbia.

The Shell Creek volcanic-sedimentary lithologies have been intruded by several small plugs of diorite and minor felsite dykes. The ages of these intrusives are unknown, however they could be as young as middle Cretaceous (related to the Tombstone Intrusive Suite of the area) or as old as Early Proterozoic (related to the Bonnet Plume Intrusions 1710 Ma). Note that while the lithologic contacts on Figure 5-3 accurately depict the geology, as discussed above, the author believes that the assignment of formation names is incorrect and that the volcanic-sedimentary rocks underlying the property are Early Proterozoic in age.

5.3 MINERALIZATION ON PROPERTY
Iron Formation

The property is underlain by a zone of banded iron formation. The iron formation was evaluated during the summer of 1958 by Asbestos Corporation Ltd. (Riordon and Mann 1958). No further work was completed and it is probable that the quality of the iron mineralization was not deemed to be economic.

Gold Bearing Quartz Veins – Saddle Reef type Mineralization

Saddle reef-type gold bearing quartz veins were discovered in 2003 on the north slope of Shell Creek ridge near the east end of the Shell Creek property. Hand trenching was completed in 2004 to expose the showing, however, no systematic channel samples were taken. Very fine-grained visible gold is present and grab samples have returned up to 4 grams per tonne gold assays. The veins contain disseminated chalcopyrite (and secondary malachite) and the host sedimentary rocks contain abundant malachite (copper oxide) staining.

There is a significant amount of white quartz float scattered around the slopes of Shell Creek ridge and it is probable that there are numerous occurrences of this style of gold mineralization on the property. Shell Creek, which drains south from Shell Creek ridge to the Yukon River has a history of placer gold operations.

The Shell Creek Property was staked on the basis of this gold potential.

Potential Copper-Gold-Uranium Mineralization

Stream sediment geochemical survey data for the area (See Section 6) indicates the presence of anomalous copper, gold and uranium in the drainage system originating from Shell Creek ridge. In addition, soil geochemical surveys completed in 2005 have indicated widespread anomalous copper, gold, uranium and rare earths (lanthanum) in soils along Shell Creek ridge.

Based on the geochemical data and the regional geological setting (close proximity of the Shell Creek property to occurrences of Wernecke Breccia mineralization), the author has concluded (See Section 10) that there is potential for Olympic Dam-type mineralization at shallow depths below surface on the property.

SHELL CREEK Property Evaluation, December 2005

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Peter T. George, P.Geo., Consulting Geologist

5.4	DEPOSIT TYPES

5.4.1	Exploration Targets

Olympic Dam-type Mineralization

The regional geological setting is permissive for Olympic Dam-type mineralization as demonstrated by the work of Thorkelson (op cit) who has demonstrated that the Wernecke Breccias are the same age as similar Olympic Dam hematite breccias and the Proterozoic craton where the Wernecke Breccias and Olympic Dam occurs could have been one in the same prior to break-up and continental drifting of that Proterozoic craton.

In addition there are a number of Wernecke Breccia occurrences 15 km northeast of Shell Creek and the stream sediment and soil geochemical data for Shell Creek (See Section 6) has anomalous copper-gold-uranium which is typical of Olympic Dam-type mineralization. In addition the soil geochemistry has anomalous Lanthanum which is a rare earth element that also is a typical, non-economic, part of the Olympic Dam assemblage chemistry.

The Olympic Dam-type target would require a drilling oriented exploration program as the Wernecke Breccias are not exposed at surface.

Gold Bearing Quartz Veins – Saddle Reef type Mineralization

In the opinion of the author, the quart vein in shale targets are a lower priority than the Olympic Dam-type target that is proposed. It is conceivable that the Simba Diorite plug at the east end of Shell Creek ridge, approximately 600 metres south of the gold-bearing quartz vein showing that was discovered by Shawn Ryan, is a Tombstone Intrusive. These rocks are known to be the source of epithermal fluids that are gold bearing. The host rock at Shell Creek ridge however is not of sufficient porosity to host the skarn/hornfels type mineralization typical of the Tombstone gold occurrences. If the Shell Creek gold bearing quartz veins are true Saddle Reef-type occurrences that are typical of those in Nova Scotia. Canada and the Bendigo-Ballerat area of Australia then there could be reasonable gold potential in the area.

5.4.2 Deposit Models Olympic Dam Model

Olympic Dam was discovered by WMC Resources (“WMC”) in 1975 and underground production commenced in 1985 with a current annual production rate of 220,000 tonnes of copper, 4,400 tonnes of U3O8, and 80,000 ounces of gold from 9 million tonnes of ore that has an average head grade of 2.7% copper, 0.74 kg/t U3O8, and 0.55 g/t gold. WMC has stated that Olympic Dam has estimated resources in excess of 4 billion tonnes with current reserves of approximately 650 million tonnes grading 1.5% copper, 0.5 kg/t U3O8, 0.5 g/t gold and 2.4 g/t silver. In plan view of the Olympic Dam resource is approximately 6 km long with a width of 250metres to 1500 metres and an area of approximately 4.7 sq. km. The deposit is overlain by approximately 200 metres of flat lying sedimentary rocks. In April 2005 WMC announced plans to initiate a mine expansion plan that would provide for development of a 1000-metre deep open pit operation that will by 2010 will reach design capacity of 35 million tonnes of ore per year plus continued operation of the underground mine at a rate of 5 million tonnes per year. Metal production by 2010 is forecast to be 500,000 tonnes of copper, 13,000 to 15,000 tonnes of U3O8, and 500,000 ounces of gold per year. Capital cost of the expansion program is estimated at Australian$ 5 billion. It is anticipated that the expanded operation will have at least a 70-year mine-life with potential for expansion and increased mine life.

In August 2005 BHP-Billiton announced that it had acquired 100% interest in WMC.

Figure 5-4 presents a simplified plan view and vertical cross-section through the Olympic Dam deposit. The lithological boundaries in plan and section are after Reynolds (2000). The outline of the limits of the ore body and the proposed open pit are from the WMC website.

The legend in Figure 5-4 is self explanatory, but in summary, the mineralized zone is a heterolithic hematite-rich diatreme breccia that intruded into an older Proterozoic granite batholith. Not shown, but discussed on the Geoscience Australia website, Gawler Craton Project section, the mineralization is related two a major array of faults that formed in Proterozoic time and remained active through Paleozoic time.

The copper-uranium-gold mineralization at Olympic Dam is hosted in a hematite (iron oxide) rich diatreme breccia that intruded into early Proterozoic age granitic, sedimentary and volcanic rocks that are greater than 1800 million years

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Peter T. George, P.Geo., Consulting Geologist

(“Ma”) to 1700 Ma old. The age of the iron-rich diatreme intrusive event is estimated to be in the 1600 Ma to 1580 Ma range based on the age of post-mineralization felsic and mafic dykes that cross-cut the diatreme breccia.

The Olympic Dam area is transacted by major fault systems that would have provided pathways for deep crustal fluids related to the diatreme breccias.

The Australian geological survey is currently undertaking a major research program (the Gawler Craton Project) that will be completed by the end of 2006 and should provide the basis for understanding the origins of Olympic Dam. At this time, the primary exploration model can only be based on the known geological setting as described above, the nature of the mineralization and alteration, and the copper-gold-uranium association of metals plus elevated but not economic concentrations of rare earth elements.

Gold-Bearing Quartz Veins – Saddle Reef type Mineralization

Gold-bearing quartz veins in deformed Paleozoic slate and greywacke are common in Nova Scotia, Canada, and in the type area Bendigo-Ballarat, Australia. The hydrothermal fluids are believed to be related to Paleozoic orogenic or post-orogenic felsic intrusives rocks. The quartz veins occur as fracture fillings cross-cutting the deformed sedimentary rocks or as “saddle reefs” parallel to bedding in dilatant zones in the noses of fold structures. Gold is generally present as native gold with common accessory minerals such as pyrite, pyrrhotite, arsenopyrite, chalcopyrite, galena, sphalerite and minor molybdenite, wolframite, native bismuth, stibnite, bournonite, and other sulphosalts.

The Canadian deposits in Nova Scotia have proven to be structurally complex and have historically not been large producers (hundreds of thousands of ounces) as contrasted with geologically very similar Australian deposits such as Bendigo, which has produced in excess of 18 million ounces.

SHELL CREEK Property Evaluation, December 2005

Page 5 - 5

Long 141 W
Long 140 W
Long 138 W
Long 136 W
ALASKA
NORTH AMERICAN SHELF
Lat 65 N
SHELL
CREEK
DAWSON FAULT
Lat 64 N
SELWYN BASIN
TINTINA FAULT
YUKON-TANANA TERRANE

Post Proterozoic Strata

Proterozoic Strata

Tombstone Intrusives (100 Ma)

Wernecke Breccia (1595 Ma)

Major Faults, separating regional geological terranes

Background base map is from Yukon Government website

FIGURE 5 - 1

REGIONAL GEOLOGY, SHELL CREEK AREA

SCALE

0 5 10 25 50 Km

Peter T. George, P.Geo., Consulting Geologist

Page 5 - 6

Long 141 W
Long 140 W
Long 138 W
Long 136 W
ALASKA
NORTH AMERICAN SHELF
Lat 65 N
SHELL
CREEK
DAWSON FAULT
Lat 64 N
SELWYN BASIN
TINTINA FAULT
YUKON-TANANA TERRANE
0
52km
Copyright Yukon Geological Survey

FIGURE 5 - 2
REGIONAL AEROMAGNETIC MAP, SHELL CREEK AREA

SCALE
0 5 10 25 50 Km

Peter T. George, P.Geo., Consulting Geologist

Page 5 - 7

LOGAN RESOURCES LTD.
SHELL CREEK PROPERTY
West-central Yukon Territory
Cu in Stream Silts
By Chris Ash, P. Geo.
LAYERED ROCKS
TERTIARY
UPPER DEVONIAN
MIDDLE ORDOVICIAN TO MIDDLE DEVONIAN
ROAD RIVER GROUP
LOWER CAMBRIAN TO LOWER ORDOVICIAN
PRECAMBRIAN & LOWER CAMBRIAN
HYLAND GROUP
INTRUSIVE ROCKS
AGE UNKNOWN (?)
LOCATION
VG in quartz float
9.3 g/t Au, quartz float
3.8 g/t Au grab + VG in quartz float
VG in quartz float
1.6% Cu (2 samples)
in chlorite altered o/c
TINTINA
TRENCH
Copper in stream silts
Kilometres
GEOLOGY DATA SOURCES
CARTOGRAPHIC INFORMATION

FIGURE 5 - 3
PROPERTY GEOLOGY

Peter T. George, P.Geo, Consulting Geologist

Page 5 - 8

Limits of Ore Body
Surface Trace of Open Pit
Trace of Open Pit 200m below surface, at top of ore body
Pit bottom, 1000m below surface
N
True
LEGEND
Paleozoic, flat lying cover rocks
Cambrian, Andamooka Limestone
Late Proterozoic, flat lying cover rocks
Wilpena Group, Clastic Sediments
Intrusive Rocks, Post Olympic Dam Suite
Dolerite
Mafic and Felsic Dykes
Olympic Dam Suite of Rocks (1580-1600my)
Bornite-Chalcopyrite Interface
Hematite-rich Breccias
Heterolithic Breccia with Hematitie Matrix
Hematite Matrix, Granite Breccias
Granite Rich Breccias
Granite and Granite Breccias
Pre Olympic Dam Suite Rocks
Roxby Down Granite (my)
Volcaniclastic Rocks (1730-1760my)
SCALE
0
1
2
3
4 Km

PLAN VIEW - 1Km UTM Grid

VERTICAL SECTION - East-West (Looking North)

FIGURE 5 - 4
GEOLOGICAL SUMMARY
OLYMPIC DAM
AUSTRALIA
(Modified After Reynolds 2000)

Peter T. George, P.Geo., Consulting Geologist

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Peter T. George, P.Geo., Consulting Geologist

6.0	EXPLORATION

6.1	HISTORICAL EXPLORATION ON THE PROJECT

The only previous exploration on the Shell Creek property, prior to the Company acquiring the property, was an evaluation of the iron formation by Asbestos Corporation during the summer of 1958. Geological mapping, trenching and dip-needle magnetic surveys were completed (Riordan and Mann, 1958). No further work was completed by Asbestos Corporation and the claims were allowed to lapse.

The Geological Survey of Canada completed regional stream sediment and geological surveys in the area in the 1970’s and 80’s.

In 2003 Shawn Ryan, a Dawson City-based prospector, discovered gold bearing quartz-vein float in the vicinity of Shell Creek and staked the property. The Company acquired the property in January 2003.

Other than the exploration of the iron formation, which is not relevant to the ongoing evaluation of the property, there was been no systematic exploration of the property prior to its acquisition by the Company in 2003.

The Company carried out a very preliminary field assessment in the summer of 2004 (geological mapping in the vicinity of the primary gold showing, hand trenching to expose the gold showing, and collection of 200 stream sediment samples in the immediate area of Shell Creek ridge). The initial field assessment and the recommendations were focussed totally on the gold potential of the project.

The results of the 2005 program are discussed below. 6.2 2005 EXPLORATION PROGRAM

Prior to commencement of the 2005 exploration season, management of the Company concluded that the regional geological, geochemical (stream sediment) and regional geophysical (aeromagnetics) data indicated that the greatest potential of the project could be for Olympic Dam-type mineralization.

The objective of the 2005 program was to provide a preliminary assessment of the potential for Olympic Dam-type mineralization that would, if warranted, lead to recommendations for a drilling program in 2006.

The program was comprised of a helicopter-borne aeromagnetic survey, a soil geochemical survey, and an orientation induced polarization survey.

6.2.1 Geological Surveys

No systematic property-scale, geological mapping has been completed. See Section 5 for a description of the regional and property geology.

6.2.2	Geophysical Surveys

6.2.2.1	Aeromagnetic Survey (Figure 6-1)

A helicopter-borne, low-level detailed aeromagnetic survey was completed during in April of 2005 by McPhar Geosurveys with data processing and plotting by Vox Geosciences Ltd. (Robertson 2005). The aeromagnetic total field data is presented in Figure 6-1. An interpretation of the aeromagnetic data is presented in Section 10.

6.2.2.2 Induced Polarization Survey

The orientation induced polarization survey indicated that soil conditions (moisture and permafrost) are suitable to allow for the proper completion of induced polarization surveys. The azimuth of the lines used for the orientation survey were inappropriate for the trends that are observed in the aeromagnetic data and if any additional induced polarization work is contemplated the lines should be oriented in a north-south direction.

Aurora Geosciences Ltd. (Power 2005) summarized the IP and resistivity results as follows: “The IP and Resistivity surveys covered a total of 19.8 km on four lines. The survey was conducted using the expanding pole-dipole array measuring 6 separations at dipole spacing of 50 metres (L3200N and L1E) and 100 metres (lines L2900N and L2000N). The IP survey detected low chargeability and high resistivity on all lines except the west end of L2000N where a coincident chargeability high and resistivity low was detected centred at L2000N, 10600W”.

In the author’s opinion, the combined aeromagnetic-soil geochemical targets that have been recommended for drilling in Sections 10 and 11 of this report do not require any additional geophysical work prior to drilling.

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Peter T. George, P.Geo., Consulting Geologist

6.2.2.3 Gravity Survey (Figures 6-2 and 6-3)

Additional gravity stations were established in the property area and integrated with the regional Geological Survey of Canada gravity database. Aurora Geosciences Ltd. (Power 2005) summarized the gravity results as follows: “The gravity survey covered a total of 60 stations, surveyed with helicopter support. Topographic elevations and station locations were surveyed with differential GPS receivers and elevations are considered accurate to +/- 50 cm. The data has been corrected for drift, latitude, Free Air, Bouger Slab, Bullard B and terrain effects. Terrain effects were removed using an elevation model to a distance of 3 km from any station. Bouger anomaly measurements are considered accurate to +/_ 200mGal accounting for all sources of error. The gravity survey defined a large 3 to 4 mGal Bouger high with a 6km half width running NNW-SSE along an axis north of the exposed gold mineralization on the property. The gravity data was inverted with three dimensional finite element model incorporation 200m by 200m (plan) by 100m (deep) density cells. Modelling indicates that the source of the large-scale gravity anomaly is a deep-seated density source with an apparent density of 2.87 gm/cm2. There are two shallow density highs south of the main density high, one of which lies on the west end of L3200N”.

6.2.3	Geochemical Surveys (Figures 6-4 to 6-8)

6.2.3.1	Sampling Methods and Approach

A soil geochemical survey, totaling 1,054 samples, was completed by the Company during the summer of 2005. Sample collection was by and experienced crew under the supervision of Shawn Ryan.

A GPS controlled soil-sampling grid was laid out as shown in Figure 6-4. The majority of the grid was at 250-metre line spacing with some 500 metre-spaced lines at the west and east ends of the grid area. Sample sites were at 50-metre spacing along the grid lines. Sample lines and sample sites were downloaded into GPS units for the samplers to use for location control on a daily basis. Pre-numbered sample bags and pre-programmed Palm-type PDA’s were used to record sample information. All data was stored on a laptop computer and when assays were received from the lab in digital format the two databases were integrated. Sampling was done using soil augers. The objective was to consistently take samples from the 10cm section immediately below the near-surface soils and organic material. Where it was impossible to take a sample because of lack of soil, steepness of terrane, or permafrost, a zero value was plotted to indicate absence of a soil sample.

6.2.3.2 Sample Preparation, Analysis and Security

Samples were boxed and flown from the site by helicopter to the Dawson City airport where they were shipped airfreight to Acme Analytical Laboratories Ltd. in Vancouver, British Columbia. Acme’s standard 36 element ICP-MS geochemical package was run. Analytical results were emailed direct to Logan Resources on completion.

6.2.3.3 Data Verification, Quality Control and Quality Assurance

The database was laid out from start to finish in a digital format that minimizes the potential for human error in the form of erroneous entry of sample numbers, sample locations, etc. Integration of the assay data into the sample database was done electronically.

Standards were run by Acme to check the calibration of their analytical equipment. Replicates of soil samples were run to check for consistency in sample collection and sample preparation.

The standard and replicate crosschecks indicate that the geochemical database is of good quality. The information is summarized in the legends of the soil geochemical maps (Figures 6-5 to 6-8).

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Peter T. George, P.Geo., Consulting Geologist

6.2.3.4 Discussion of Geochemical Results
Overview

The contoured soil geochemical results for copper, uranium, gold, and lanthanum (rare earth) are presented in Figures 6-6, 6-7, 6-8 and 6-9 respectively. These are the four elements that one would expect to find in anomalous quantities in an Olympic Dam-type environment. A review of the maps indicates that there are significant copper, uranium, gold and lanthanum anomalies on the property.

Contour intervals are based on the statistics of the individual element populations, which were reviewed in detail by the author. The contour intervals are described in the legends of each of the geochemical maps.

Copper Geochemical Results (Figure 6-5)

The general structural trend of the Proterozoic volcanic and sedimentary rocks exposed on surface is in an east-southeast direction. The trend of anomalous copper values trend in an east-west direction, oblique to the aforementioned structural trend, but parallel to subtle (deeper seated) trends in the aeromagnetic data. There is a general coincidence of anomalous copper and gold geochemical values in this part of the property. There are neither uranium nor lanthanum anomalies that correlate with these trends.

In addition, in the southwest part of the grid there is a coincident copper-gold anomaly that parallels the east-southeast structural trend of the surface lithologies. These copper-gold anomalies have flanking to coincident uranium and lanthanum anomalies.

Gold Geochemical Results (Figure 6-6)

As noted in the preceding paragraphs, there is a coincidence of gold geochemical anomalies with copper geochemical anomalies in the central part of the sampling grid. These anomalies trend oblique to the structural trend of the surface volcanic and sedimentary rocks and parallel to subtle (deeper seated) trends in the aeromagnetic data.

Along the south side of the soil geochemical grid there is an east-southeast trending series of gold geochemical anomalies with coincident to flanking uranium and lanthanum anomalies.

Uranium and Lanthanum (Rare Earth) Geochemical Results (Figures 6-7 and 6-8)

In the northwest and south sectors of the soil geochemical grid there is good correlation between uranium and central to south sector of the property there are significant anomalous uranium values with coincident rare earth (lanthanum) anomalies. These anomalies trend east-southeast parallel to the structural trends in the volcanic and sedimentary rocks exposed on surface.

6.2.4 Other
No other work was carried out. 6.2.5 Drilling No drilling has been carried out on the property.

SHELL CREEK Property Evaluation, December 2005

Page 6 - 3

7 170 000N
7 165 000N
7 160 000N
7 155 000N
MAG RTP
TOTAL FIELD AEROMAGNETICS (REDUCED TO POLE)

Logan Resources Ltd.

SHELL CREEK PROPERTY
TOTAL FIELD AEROMAGNETIC MAP
(McPhar and Vox Geosciences, Robertson 2005)
Figure 6 - 1

Scale

0 5 10 km

Map Datum NAD 83, UTM Zone 7, NTS 116C9, 10

Page 6 - 4

-141°
-139°
65°
64°
Dawson City
gB267
Bouguer Gravity (gB = 2.67 g.cc)
Contour Intervals: 1, 5 & 25 milligals

Logan Resources Ltd.

SHELL CREEK PROPERTY

GRAVITY - BOUGER ANOMALY

(Aurora Geosciences Ltd., Power 2005)

Figure 6 - 2

Scale

0 20 40 km

Map Datum NAD 83, UTM Zone 7, NTS 116C10

Page 6 - 5

-141°
-139°
65°
64°
Olympic
Monster
Dawson City
gB267 vg1
(milligals/m)
Bouguer Gravity (gB = 2.67 g.cc)
First Vertical Derivative
Contour Intervals: .02, 1.0 & 5.0 milligals/m

Logan Resources Ltd.

SHELL CREEK PROPERTY

GRAVITY - BOUGER 1st Vertical Derivative
(Aurora Geosciences Ltd., Power 2005)

Figure 6 - 3

Scale

0 — 20 — 40 km

Map Datum NAD 83, UTM Zone 7, NTS 116C10

Page 6 - 6

523 000mE
524 000mE
525 000mE
526 000mE
527 000mE
528 000mE
529 000mE
530 000mE
Cliff Creek
Iron Formation
Iron Formation
4000
3500
Logan Resources Ltd.
Shell Creek Property
Geochem Survey
ppm Cu

LOGAN RESOURCES LTD.

SHELL CREEK PROPERTY

SOIL GEOCHEMICAL SURVEY

Figure 6 - 4

SOIL GEOCHEMICALGRID

Scale

0 250 500 1000 metres

Map Datum NAD 83, UTM Zone 7, NTS 116C9

Page 6 - 7

7 160 000mN
7 161 000mN
7 162 000mN
7 163 000mN
7 164 000mN
523 000mE
524 000mE
525 000mE
526 000mE
527 000mE
528 000mE
529 000mE
530 000mE
531 000mE
Cliff Creek
Iron Formation
Iron Formation
4000
3500
Logan Resources Ltd.
Shell Creek Property
Geochem Survey
ppm Cu

CONTOUR INTERVALS (Logorithmic)

- Greater than 659 ppm
- 339 to 659 ppm (mean plus three standard deviations)
- 175 to 339 ppm (mean plus two standard deviations)
- 90 to 175 ppm (mean plus one standard deviation)

——— ANOMALY THRESHOLD ———

- 53 to 90 ppm (mean value of sample population)
- 37 to 53 ppm (mean lower 50% of sample population)
- Less than 37 ppm (mean lower quartile)

STATISTICAL INFORMATION

Total Samples 1034 (1034 greater than detection limit)

Range of values 13.3 to 439.7 ppm

Log Mean = 1.954 (90 ppm)

Log Standard Deviation = 0.288

Accuracy of analyses based on 33 Standards = +/- 2.3%

Replicates of 32 Soil Samples +/- 3.3%

Probability Plot indicates a bimodal population with background and anomalous populations present in sample data.

LOGAN RESOURCES LTD.

SHELL CREEK PROPERTY

SOIL GEOCHEMICAL SURVEY

Figure 6 - 5

COPPER (parts per million)

Scale

0 250 500 1000 metres

Map Datum NAD 83, UTM Zone 7, NTS 116C9

Page 6 - 8

523 000mE
524 000mE
525 000mE
526 000mE
527 000mE
528 000mE
529 000mE
530 000mE
531 000mE
7 160 000mN
7 161 000mN
7 162 000mN
7 164 000mN
Cliff Creek
Iron Formation
Iron Formation
Logan Resources Ltd.
Shell Creek Property
Geochem Survey
ppb Au

CONTOUR INTERVALS (Logorithmic)

- Greater than 56.1 ppb
- 22.7 to 56.1 ppb (mean plus three standard deviations)
- 9.2 to 22.7 ppb (mean plus two standard deviations)
- 3.7 to 9.2 ppb (mean plus one standard deviation)

——— ANOMALY THRESHOLD ———

- 1.9 to 3.7 ppb (mean value of sample population)
- 1.3 to 1.9 ppb (mean lower 50% of sample population)
- Less than 1.3 ppb (mean lower quartile)

STATISTICAL INFORMATION

Total Samples 1034 (994 greater than detection limit)

Range of values 0.5 to 386.6 ppb

Log Mean = 0.572 (3.7 ppb)

Log Standard Deviation = 0.393

Accuracy of analyses based on 33 Standards = +/- 2.6%

Replicates of 30 Soil Samples +/- 55.6%

Probability Plot indicates a bimodal population with background and anomalous populations present in sample data.

LOGAN RESOURCES LTD.

SHELL CREEK PROPERTY

SOIL GEOCHEMICAL SURVEY

Figure 6 - 6

GOLD (parts per billion)

Scale

0 250 500 1000 metres

Map Datum NAD 83, UTM Zone 7, NTS 116C9

Page 6 - 9

523 000mE
524 000mE
525 000mE
526 000mE
527 000mE
528 000mE
529 000mE
7 160 000mN
7 161 000mN
7 162 000mN
7 164 000mN
Cliff Creek
Iron Formation
Iron Formation
4700
Geochem Survey
Shell Creek Property

CONTOUR INTERVALS (Logorithmic)

- Greater than 1.8 ppm
- 1.1 to 1.8 ppm (mean plus three standard deviations)
- 0.7 to 1.1 ppm (mean plus two standard deviations)
- 0.4 to 0.7 ppm (mean plus one standard deviation)

——— ANOMALY THRESHOLD ———

- 0.3 to 0.4 ppm (mean value of sample population)
- 0.2 to 0.3 ppm (mean lower 50% of sample population)
- Less than 0.2 ppm (mean lower quartile)

STATISTICAL INFORMATION

Total Samples 1031 (1031 greater than detection limit)

Range of values 0.1 to 3.2 ppm

Log Mean = -0.394 (0.4 ppm)

Log Standard Deviation = 0.219

Accuracy of analyses based on 32 Standards = +/- 0.1%

Replicates of 32 Soil Samples +/- 7.9%

Probability Plot indicates a weakly bimodal population with a nearly normal distribution.

LOGAN RESOURCES LTD.

SHELL CREEK PROPERTY

SOIL GEOCHEMICAL SURVEY

Figure 6 - 7

URANIUM (parts per million)

Scale

0 250 500 1000 metres

Map Datum NAD 83, UTM Zone 7, NTS 116C9

Page 6 - 10

523 000mE
524 000mE
525 000mE
526 000mE
527 000mE
528 000mE
529 000mE
7 160 000mN
7 161 000mN
7 162 000mN
7 164 000mN
Cliff Creek
Iron Formation
Iron Formation
Logan Resources Ltd.
Shell Creek Property
Geochem Survey

CONTOUR INTERVALS (Logorithmic)

- Greater than 65.5 ppm
- 35 to 65.5 ppm (mean plus three standard deviations)
- 18.7 to 35 ppm (mean plus two standard deviations)
- 10 to 18.7 ppm (mean plus one standard deviation)

———— ANOMALY THRESHOLD ————

- 6.3 to 10 ppm (mean value of sample population)
- 4.4 to 6.3 ppm (mean lower 50% of sample population)
- Less than 4.4 ppm (mean lower quartile)

STATISTICAL INFORMATION

Total Samples 1034 (1033 greater than detection limit)

Range of values 1 to 115 ppm

Log Mean = 0.999 (10 ppm)

Log Standard Deviation = 0.272

Accuracy of analyses based on 33 Standards = +/- 0.7%

Replicates of 32 Soil Samples +/- 6.7%

Probability Plot indicates a bimodal population with background and anomalous populations present in sample data.

LOGAN RESOURCES LTD.

SHELL CREEK PROPERTY

SOIL GEOCHEMICAL SURVEY

Figure 6 - 8

LANTHANUM (parts per million)

Scale
0 250 500 1000 metres

Map Datum NAD 83, UTM Zone 7, NTS 116C9

Page 6 - 11

Peter T. George, P.Geo., Consulting Geologist

7.0 MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical testing has been reported.

SHELL CREEK Property Evaluation, December 2005

Page 7 - 1

Peter T. George, P.Geo., Consulting Geologist

8.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No mineral resource estimates have been reported.

SHELL CREEK Property Evaluation, December 2005

Page 8 - 1

Peter T. George, P.Geo., Consulting Geologist

9.0 OTHER RELEVANT INFORMATION

No other relevant information has been reported.

SHELL CREEK Property Evaluation, December 2005

Page 9 - 1

Peter T. George, P.Geo., Consulting Geologist

10.0 INTERPRETATION AND CONCLUSIONS

The 2005 exploration program has successfully achieved its objective, which was to provide a preliminary assessment of the potential for Olympic Dam-type mineralization that would, if warranted, lead to recommendations for a drilling program in 2006.

Based on the results of the 2005 exploration program the author concludes that a drilling program is warranted to explore for Olympic Dam-type mineralization on the property and has recommended that such a program be commenced in the spring of 2006.

The author completed a detailed review of the regional geological setting and has concluded that the Proterozoic rocks that underlie the property are probably of Early Proterozoic age and have the potential for the presence of a Wernecke Breccia-type heterolithic hematite breccia diatreme at shallow depth beneath the central part of the property.

The soil geochemical data acquired during the summer of 2005 was contoured by the author and the author concludes that there are significant polymetallic copper-gold-uranium-lanthanum anomalies that form a coherent pattern and indicated that there is potential for Olympic Dam (Wernecke Breccia) style mineralization at depth beneath the central part of the property. Anomalous copper-gold-uranium-rare earths (lanthanum, etc) is characteristic of the Olympic Dam-type mineralization.

The new aeromagnetic data (Figure 10-1) clearly outlines the iron formation that outcrops on the property. The iron formation outlines the form of the easterly plunging upright anticlinal structure that underlies the property. The Tintina Fault zone can be located along the south side of the Shell Creek property based on the aeromagnetic data. There are two sub-parallel weakly anomalous aeromagnetic trends oblique to the axis of the Shell Creek anticline. The aeromagnetic trends correlate with the general trend of copper and gold anomalies outlined by the soil geochemical survey. Copper-gold-uranium-lanthanum geochemical anomalies have been summarized in Figure 10-1.

Also shown in Figure 10-1 is the position of the large gravity anomaly that underlies the Shell Creek property (see Figures 6-2 and 6-3).

The author recognizes a 6 km by 3 km area (18 sq. km.) that is underlain by anomalous copper-gold values, oblique structural trends that are not reflected in the near surface structural trends, and correlates with a regional gravity high. The author concludes that the area warrants follow-up by drilling and has recommended 10 drill holes totaling 4,000 metres to provide an initial test of the 18 sq. km. area.

This is a large property, and in addition to the drill program, a prospecting team should be sent in to systematically prospect the property for copper and gold showings. There are many areas where white quartz float is obvious from the air and oxidized copper mineralization has obvious green copper oxide staining (malachite) where it has been observed on the property.

SHELL CREEK Property Evaluation, December 2005

Page 10 - 1

GRAVITY ANOMALY
See Fig. 6-3
SHELL CREEK
IRON FORMATION
TINTINA FAULT
ZONE
7 170 000N
7 165 000N
7 160 000N
7 155 000N
520 000E
525 000E
530 000E
535 000E
MAG RTP
TOTAL FIELD AEROMAGNETICS (REDUCED TO POLE)

Copper Geochemical Anomaly

Gold Geochemical Anomaly

Uranium Geochemical Anomaly

Lanthanum Geochemical Anomaly

Proposed Drill Sites

Logan Resources Ltd.

SHELL CREEK PROPERTY
EXPLORATION TARGETS
(Peter T. George, P.Geo., Consulting Geologist)

Figure 10 - 1

Scale

0 5 10 km

Map Datum NAD 83, UTM Zone 7, NTS 116C9, 10

Page 10 - 2

Peter T. George, P.Geo., Consulting Geologist

11.0 RECOMMENDATIONS

The following program is recommended for commencement immediately following spring break-up of 2006:

4)	Establish a suitable camp at the site that will not require daily helicopter support for the field party (accommodation for geologist, helper, 2 prospectors, 4 drillers, and cook; cook tent, washroom tent, core sampling tent, fuel cache, etc).

5)	Complete 10 drill holes with a planned depth of 400m each for a total of 4,000 metres. All of the holes should be completed to 400m regardless of economic results to provide information in variations of alteration with depth. This will provide initial coverage of the 18 sq. km anomalous area. The collar locations for the 10 recommended holes are presented in Table 11-1 and are shown on Figure 10-1).

6)	Complete a program of prospecting for additional copper and gold showings.

11.2	ESTIMATED BUDGET

1)	Camp equipment and materials
	a.	Camp equipment and materials	$50,000
	b.	Initial Fuel Cache 3,500 gallons (mostly diesel plus Jet B)	$15,000
	c.	Helicopter to sling materials and fuel 25 hours @ $1,200	$30,000
2)	Drilling 4,000m at all up cost of $150/m (to cover technical staff, assays, and camp operations)
	a.	4,000 metres of drilling @ $150	$600,000
	b.	Helicopter Support 4 hours per week for 12 weeks @$1,200/hr	$60,000
3)	Consulting and supervision		$20,000
4)	2 Prospectors for 10 weeks
	a.	20 man-weeks @ $7,000/man-month (all inclusive)	$35,000
Subtotal			$810,000
5)	Contingency (approx 20% primarily re potential fuel costs)		$160,000
Total Estimate			$970,000

11.3	OTHER RECOMMENDATIONS

The Company should establish an internal QAQC policy (Quality Assurance and Quality Control) to ensure that all technical work is carried out with sufficient internal and external cross checks that it will meet Industry and NI 43-101 Standards.

The Company should also ensure that field crews take sufficient accurate GPS readings at obvious geographic locations in order to correctly orient the 1:50,000 government topographic data to the exploration data.

TABLE 11-1 PROPOSED DRILL HOLE LOCATIONS

Hole ID	UTM Easting	UTM Northing	Hole ID	UTM Easting	UTM Northing

SCK-06-1	523 460E	7 163 570N	SCK-06-6	528 362E	7 161 455N
SCK-06-2	523 995E	7 164 208N	SCK-06-7	528 496E	7 161 757N
SCK-06-3	525 412E	7 162 859N	SCK-06-8	529 174E	7 161 184N
SCK-06-4	526 192E	7 162 487N	SCK-06-9	530 026E	7 160 385N
SCK-06-5	528 201E	7 162 329N	SCK-06-10	530 268E	7 160 959N

SHELL CREEK Property Evaluation, December 2005

Page 11 - 1

Peter T. George, P.Geo., Consulting Geologist

12.0 SOURCES OF INFORMATION

Logan Resources Ltd. Files, progress reports on summer 2005 exploration program.

Power, M., 2005, Report on Induced Polarization and Gravity Surveys, Shell Creek Project, for Logan Resources Ltd., unpublished report dated October 2005.

Reynolds, L., 2000, Geology of the Olympic Dam Copper-Uranium-Gold-Rare Earth Element Deposit, in Porter, T. M. editor, Hydrothermal Iron Oxide Copper-Gold & Related Deposits: A Global Perspective: Australian Mineral Foundation, Adelaide, pp. 93-104.

Riordon, P.H. and Mann, E.L., 1958, Geological Report on the Hans, Werner, Bill, Luck and Put claim groups, Shell Creek; Asbestos Corporation (Exploration) Ltd., Yukon Assessment File 017510, 12 p. plus maps.

Robertson, K., 2005, Dataprocessing and production by Vox Geosciences Ltd. of digital total field and first vertical derivative aeromagnetic maps from McPhar Geosurvey data, unpublished geophysical maps for Logan Resources Ltd. June 2005..

Thompson, R.I., Roots, C.F., and Mustard, P.S., 1992, Geology of the Dawson map area (116B, C) (northeast of Tintina Trench); Geological Survey of Canada, Open File 2849 (13 sheets, scale 1:50,000).

Thorkelson, D.J., Mortensen, J.K., Creaser, R.A., Davidson, G.J., and Abbott, J.G., 2001, Early Proterozoic Magmatism in Yukon, Canada: constraints on the evolution of northwestern Laurentia; Canadian Journal of Earth Sciences, v. 38, p. 1479-1484.

SHELL CREEK Property Evaluation, December 2005

Page 12 - 1

Peter T. George, P.Geo., Consulting Geologist

13.0 CERTIFICATE

I, Peter T. George of 120 East Avenue South, Hamilton, Ontario, Canada, L8N 2T7, Canada, hereby certify that:

1.	I am a self-employed consulting geologist.

2.	I am a graduate of Queen’s University, Kingston, Ontario with an Honours Bachelor of Science (1964) degree in geology and I completed two years of graduate study in geology at Queen’s University (1964-66).

3.	I am a Fellow of the Geological Association of Canada and Member of the Association of Professional Geologists of Ontario (Member #620).

4.	I have worked as a geologist for 40 years, with continuous experience as a geologist in the mining industry.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am fully responsible of all sections of the technical report titled “EVALUATION REPORT, SHELL CREEK PROPERTY, WERNECKE MOUNTAINS AREA, DAWSON MINING DISTRICT, YUKON, CANADA, FOR

LOGAN RESOURCES Ltd..”, dated December 8, 2005 (the “Technical Report”). I visited the Shell Creek property on August 11, 2005 and spent 2 days during the period June 20 to 23 and August 3 to 4, 2005 in the Vancouver offices of Logan Resources Ltd. acquiring and reviewing relevant technical data and having discussion with management of the Company.

7.	I have not had prior involvement with the property that is the subject of the Technical Report.

8.	I am not aware of any material fact or material change with respect to the subject matter of the Preliminary Technical Report that is not reflected in the report, the omission to disclose which makes the report misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 8th Day of December, 2005 Original Signed by Peter T. George
Original sealed by

Signature of Qualified Person	Peter T. George, P. Geo., Ontario #620

Peter T. George, P. Geo. Print name of Qualified Person

SHELL CREEK Property Evaluation, December 2005

Page 13 - 1